United States Securities and Exchange Commission
Washington, DC

FORM ATS-N

Intentional Misstatements or Omissions of Facts May Constitute Criminal Violations
See 18 U.S.C.1001 and 15 U.S.C. 78ff(a)

File No:

CBX is making this filing pursuant to
Rule 304 under the Securities Exchange Act of 1934

- Does the NMS Stock ATS currently operate pursuant to a Form ATS?

  ☐ Yes   ☒ No

Type of Filing (select one)

☐	Initial Form ATS-N	Rule 304(a)(1)(i)
☐	Material Amendment	Rule 304(a)(2)(i)(A)
☒	Updating Amendment	Rule 304(a)(2)(i)(B)
☐	Correcting Amendment	Rule 304(a)(2)(i)(C)
☐	Order Display and Fair Access Amendment	Rule 304(a)(2)(i)(D)

- Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

  An update is made to attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers, and to attach as Exhibit 2, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.

  Additionally, an update is made to Part II Item 2: Affiliates Trading Activities on the ATS, to add Nomura Private Capital LLC.

- Provide the EDGAR accession number for the Form ATS-N filing to be amended:

  0000310607-22-000009

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 2: Affiliates Trading Activities on the ATS

a. *Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?*

☒ Yes ☐ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Instinet Incorporated ("**Instinet**") operates through locally registered brokerage entities worldwide. "Instinet-branded" affiliates outside of the United States (collectively, the "**Instinet BD Affiliates**") send their clients' orders in U.S. symbols to ILLC for execution. Orders sent by the Instinet BD Affiliates to ILLC may be routed to, and receive executions in the ATS. ILLC utilizes the INCA MPID. The Instinet BD Affiliates do not have their own MPIDs.

ILLC and the following Instinet BD Affiliates primarily act on an agency basis but may act as principal or riskless principal to correct bona fide errors, to fulfill non-standard settlement requests, to provide ADR services, to effect foreign exchange transactions, and in other situations that do not involve substantial proprietary trading or investment risk: (i) Instinet Australia PTY Limited (Australian entity engaged in broker-dealer activities); (ii) Instinet Canada Limited (Canadian entity engaged in broker-dealer activities); (iii) Instinet Europe Limited (United Kingdom entity engaged in broker-dealer activities); (iv) Instinet Pacific Limited (Hong Kong entity engaged in broker-dealer activities); (v) Instinet Singapore Services Private Limited (Singapore entity engaged in broker-dealer activities); and (vi) Instinet Germany GmbH (German entity engaged in broker-dealer activities).

Nomura Securities International, Inc. ("**NSI**") is a U.S. broker-dealer and client of ILLC. NSI places orders with ILLC that may be routed to the ATS for execution. NSI acts in a principal and agency capacity and its MPID is NMRA. Additional affiliates within the Nomura financial services group (the "Nomura Group Affiliates") may place orders with NSI or another entity that has a client relationship with ILLC. Such orders may be routed to ILLC for further handling and may subsequently be routed to, and receive executions in, the ATS. The following Nomura Group Affiliates engage in the listed financial services activities and do not have MPIDs, unless otherwise noted: (1) Nomura Global Alpha (U.S. entity engaged in investment advisory activities); (2) Nomura Financial Investment (Korea) CO., LTD. (Republic of China entity engaged in investment advisory and broker-dealer activities); (3) Nomura Saudi Arabia (Saudi Arabian entity engaged in investment advisory and broker-dealer activities); (4) Nomura Financial Advisory and Securities (India) Private Limited (Indian entity engaged in broker-dealer activities); (5) Nomura Securities Malaysia SDN. BHD. (Malaysian entity engaged in investment advisory and broker-dealer activities); (6) Nomura Global Financial Products, Inc. (U.S. entity engaged in broker-dealer activities, MPID: NGFP); (7) Nomura Derivative Products, Inc. (U.S. entity engaged in broker-dealer activities, MPID: NDPI); (8) Nomura Investment Banking (Middle East) E.C. (Bahrain entity engaged in investment advisory and broker-dealer activities); (9) Nomura Italia Sim P.A. (Italian entity engaged in investment advisory and broker-dealer activities); (10) Nomura Nederland N.V. (Dutch entity engaged in investment advisory and broker-dealer activities); (11) Nomura Bank (Deutschland) GMBH (German entity engaged in investment advisory and broker-dealer activities); (12) Nomura Bank (Switzerland) LTD. (Swiss entity engaged in investment advisory and broker-dealer activities); (13) Nomura Code Securities Limited (United Kingdom entity engaged in investment advisory and broker-dealer activities); (14) Nomura International PLC (United Kingdom entity engaged in investment advisory and broker-dealer activities); (15) Nomura Australia Limited (Australian (NSW) entity engaged in investment advisory and broker-dealer activities); (16) Banque Nomura France (French entity engaged in investment advisory and broker-dealer activities); (17) P.T. Nomura Indonesia (Indonesian entity engaged in investment advisory and broker-dealer activities); (18) Nomura Singapore Limited (Singapore entity engaged in investment advisory and broker-dealer activities); (19) Nomura Securities Singapore PTE., LTD (Singapore entity engaged in investment advisory and broker-dealer activities); (20) Nomura Securities CO., LTD (Japanese entity engaged in investment advisory and broker-dealer activities); (21) Nomura International (Hong Kong) LTD. (Hong Kong entity engaged in investment advisory and broker-dealer activities); (22) Nomura Securities (Hong Kong) Limited (Hong Kong entity engaged in investment advisory and broker-dealer activities); (23) Joinvest Securities CO., LTD. (Japanese entity engaged in investment advisory and broker-dealer activities); (24) Capital Nomura Securities Public Company Limited (Thailand entity engaged in investment advisory and broker-dealer activities); (25) Nomura Asset Management CO., LTD. (Japanese entity engaged in investment advisory activities); (26) Nomura Securities (Bermuda) LTD. (Cayman Islands entity engaged in broker-dealer activities); (27) Nomura Corporate Research and Asset Management INC. (U.S. entity engaged in investment advisory activities); and (28) Long Drive Management Trust (U.S. entity engaged in investment advisory activities); and (29) Nomura Private Capital LLC (U.S. entity engaged in investment advisory activities). Nomura Holdings holds a non-controlling 41% economic interest in American Century Investments (U.S. entity engaged in investment advisory activities).

Primary Business Name: INSTINET, LLC BD Number: 7897

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

(●) Yes ( ) No

Ownership Codes: NA - less than 5% | B - 10% but less than 25% | D - 50% but less than 75% | A - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or S.S.No., IRS Tax #, Emp. ID)
PRATNICKI, GREG	I	ANTI - MONEY LAUNDERING COMPLIANCE OFFICER	09/2021	NA	Y	N	2409187
~~ROBERTS, RALSTON PERMAR JR~~	~~I~~	~~CHIEF EXECUTIVE OFFICER~~	~~04/2021~~	~~NA~~	~~Y~~	~~N~~	~~2526147~~
PRATNICKI, GREG ~~SIERADZKI, DAVID SETH~~	I	CHIEF COMPLIANCE OFFICER ~~ASSOCIATE GENERAL COUNSEL, CHIEF COMPLIANCE OFFICER (BROKER DEALER, NON-CBOE/C2)~~	10/2022 ~~11/2020~~	NA	Y	N	2409187 ~~7313064~~
SISKOVIC, JULIE MARIE	I	CHIEF COMPLIANCE OFFICER (BROKER-DEALER, CBOE/C2)	11/2019	NA	Y	N	1385048
CHIULLI, EUGENE JAMES ~~RICHMOND, LAURE E~~	I	CHIEF FINANCIAL OFFICER	06/2022 ~~09/2019~~	NA	Y	N	2976702 ~~5115429~~
KENNIFF, ALICE M	I	ASSOCIATE GENERAL COUNSEL AND CHIEF COMPLIANCE OFFICER (INVESTMENT ADVISER)	09/2016	NA	Y	N	5615714
MAURO, LUKE	I	HEAD OF OPERATIONS	02/2014	NA	Y	N	4188932
WEBB, FARON ROSS	I	GENERAL COUNSEL	01/2014	NA	Y	N	2452057
INSTINET HOLDINGS INCORPORATED	DE	DIRECT OWNER	12/2005	E	Y	N	20-3879157
WHELAN, THOMAS WILLIAM	I	PRESIDENT	12/2022	NA	Y	N	2361736

Primary Business Name: INSTINET, LLC **BD Number: 7897**

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
INSTINET INCORPORATED	DE	INSTINET HOLDINGS INCORPORATED	DIRECT OWNER	06/2006	E	Y	N	20-3880413
NOMURA HOLDING AMERICA INC. ~~NHI ACQUISITION HOLDING INC.~~	DE	INSTINET INCORPORATED	DIRECT OWNER	04/2022 ~~02/2007~~	E	Y	N	13-3518229 ~~20-8039713~~
NOMURA HOLDINGS, INC.	FE	NOMURA HOLDING AMERICA, INC. ~~NHI ACQUISITION HOLDING INC.~~	DIRECT OWNER	04/2022 ~~02/2007~~	E	Y	N	FOREIGN